					Exhibit 12.1

GREAT PLAINS ENERGY INCORPORATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2009	2008	2007	2006	2005
	(millions)
Income from continuing operations	$151.9	$119.7	$120.9	$136.7	$142.9
Add
Equity investment loss	0.4	1.3	2.0	1.9	0.4
Income subtotal	152.3	121.0	122.9	138.6	143.3

Add
Taxes on income	29.5	63.8	44.9	60.3	22.2
Kansas City earnings tax	0.4	0.3	0.5	0.5	0.5
Total taxes on income	29.9	64.1	45.4	60.8	22.7

Interest on value of leased property	6.5	3.6	3.9	4.1	6.2
Interest on long-term debt	203.6	126.2	74.1	62.6	64.3
Interest on short-term debt	10.3	18.2	26.4	9.2	4.5
Other interest expense and amortization (a)	4.7	(1.4)	5.8	3.9	4.3

Total fixed charges	225.1	146.6	110.2	79.8	79.3

Earnings before taxes on
income and fixed charges	$407.3	$331.7	$278.5	$279.2	$245.3

Ratio of earnings to fixed charges	1.81	2.26	2.53	3.50	3.09

(a)	On January 1, 2007, Great Plains Energy elected to make an accounting policy change to recognize interest related to uncertain tax positions in interest expense.